**LION INDUSTRIES CORPORATION BERHAD** (415-D)

A Member of The Lion Group

06010104

14 December 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549



Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 13 December 2005, Re: Disposal of subsidiary for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.



Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

1/9

Form Version 2.0

## General Announcement

Ownership transfer to **LION INDUSTRIES CORPORATION** on **13/12/2005 05:59:13 PM**
Reference No **LI-051213-6C8A0**

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **Lion Industries Corporation Berhad** |
| * Stock name | : | **LIONIND** |
| * Stock code | : | **4235** |
| * Contact person | : | **Yasmin Weili Tan Abdullah** |
| * Designation | : | **Secretary** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
**Disposal of Subsidiary**

* **Contents :-**

The Board of Directors of Lion Industries Corporation Berhad ("LICB") wishes to announce that Hebei Weiyuan Heilen Bio-Chemical Co Ltd ("Hebei Weiyuan") ceased to be a subsidiary of the Company upon the completion of the disposal by Zhongsin Biotech Pte Ltd, a subsidiary of the Company, of its entire investment in Hebei Weiyuan, representing 55% of the registered capital of Hebei Weiyuan to Jomax Investment Limited, for a cash consideration of HKD6.22 million (approximately RM3.0 million) ("Disposal").

The Disposal does not have any material impact on the earnings and net assets of the LICB Group.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

LION INDUSTRIES CORPORATION BERHAD (415-D)

*Secretary*

13 DEC 2005